July 29, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Atlas Energy Solutions Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted April 14, 2022

CIK No. 0001910950

Ladies and Gentlemen:

Set forth below are the responses of Atlas Energy Solutions Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 25, 2022, with respect to Amendment No. 1 to Draft Registration Statement on Form S-1, CIK No. 0001910950, submitted to the Commission on April 14, 2022 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Concurrently with the submission of this letter, we are also confidentially submitting Confidential Draft Submission No. 3 of the Registration Statement (“Submission No. 3”) via EDGAR. All references to page numbers and captions correspond to the Draft Registration Statement on Form S-1 unless otherwise specified.

Amendment No. 1 to Draft Registration Statement on Form S-1

Assets and Operations, page 9

1.	Please include with your resources and reserves disclosure, a reasonable and justifiable price for each commodity as required by Item 1303 (B)(3), the footnotes to Tables 1 & 2 to Paragraph (B).

RESPONSE: We have revised the Registration Statement as requested. Please see page 10 of Submission No. 3.

Net Cash Provided by Financing Activities, page 91

2.	You disclose that net cash provided by financing activities was $4.3 million for the year ended December 31, 2021, which appears to be a typographical error. Please revise your disclosure.

RESPONSE: We have revised the Registration Statement as requested. Please see page 89 of Submission No. 3.

Securities and Exchange Commission

July 29, 2022

Liquidity and Capital Resources

Tax Receivable Agreement , page 92

3.

Your Up-C structure will allow the legacy owners to benefit from certain net cash tax savings you may realize pursuant to the Tax Receivable Agreement (“TRA”). Revise your liquidity disclosure to quantify the range of payments the holders of the TRA will receive under the agreement.

RESPONSE: We acknowledge the Staff’s comment. The Company has decided not to enter into the TRA, and we have revised the Registration Statement accordingly.

Summary of Reserves, page 114

4.	Please include with your resources and reserves disclosure, a reasonable and justifiable price for each commodity as required by Item 1304 (D)(1), the footnotes to Tables 1 & 2 to Paragraph (D)(1).

RESPONSE: We have revised the Registration Statement as requested. Please see pages 112, 113 and 115 of Submission No. 3.

General

5.	We note your response to prior comment 2. We continue to consider your response and may have further comments.

RESPONSE: The Company acknowledges the Staff’s comment.

Exhibit 99.1

Property Overview, Page 3-4, page E-1

6.	Disclose a description of the property, mineral rights, lease agreements, encumbrances, and royalties as required by Item 601(b)(96)(iii)(B)(3) of Regulation S-K.

RESPONSE: We have revised Exhibit 99.1 as requested. Please see page 3-4 of Exhibit 99.1 to Submission No. 3.

Geology, Page 4-1, page E-2

7.	Please provide a stratigraphic column and one x-section of the local geology as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

RESPONSE: We have revised Exhibit 99.1 as requested. Please see page 4-1 and Figures 4.1, 4.2 and 4.3 on pages 4-2, 4-3 and 4-4, respectively, of Exhibit 99.1 to Submission No. 3.

Securities and Exchange Commission

July 29, 2022

Quality Summary, Page 5-10, page E-3

8.

Please provide the opinion of the qualified person regarding the adequacy of the sample preparation, security, and analytical procedures as required by Item 601(b)(96)(iii)(B)(8)(iv) of Regulation S-K.

RESPONSE: We have revised Exhibit 99.1 as requested. Please see pages 5-1–5-4, 5-11 and 5-12 of Exhibit 99.1 to Submission No. 3.

Data Verification, Page 5-11, page E-4

9.	Please provide the qualified person’s opinion regarding the adequacy of the data for the purposes of the technical report summary as required the by Item 601(b)(96)(iii)(B)(9)(iii) of Regulation S-K.

RESPONSE: We have revised Exhibit 99.1 as requested. Please see page 5-12 of Exhibit 99.1 to Submission No. 3.

Frac Sand Reserve Estimates, Page 6-10, page E-5

10.

We note you did not state a commodity sales price for your resource and reserve estimates. Please state the price used to determine your resources/reserves and disclose, with particularity, the reasons this price was selected and any assumptions underlying this selection. See Item 601(B)(96)(iii)(b)(12)(iii) of Regulation S-K.

RESPONSE: We have revised Exhibit 99.1 as requested. Please see page 6-9 of Exhibit 99.1 to Submission No. 3.

Mine Plan, Page 7-3, page E-6

11.	Please enlarge your drawings for figures 7.1, 7.2, 7.3, & 8.1 to make them legible.

RESPONSE: We have revised Exhibit 99.1 as requested. Please see figures 7.1, 7.2, 7.3 and 8.1 on pages 7-1, 7-3, 7-5 and 8-2, respectively, of Exhibit 99.1 to Submission No. 3.

Market Analysis, Page 10-1, page E-7

12.

Please provide the relevant market studies and forecast price projections as required by Item 601(b)(96)(iii)(B)(16) of Regulation S-K. You may wish to review your historic frac sand prices and the Federal Reserve’s producer price index for hydraulic fracturing sand and all other industrial sand, as appropriate.

RESPONSE: We have revised Exhibit 99.1 as requested. Please see the relevant market studies on pages 10-1–10-4 and forecast price projections on pages 11-1–11-5 of Exhibit 99.1 to Submission No. 3.

Securities and Exchange Commission

July 29, 2022

Economic Analysis, Page 12-2, page E-8

13.

We note you presented your financial metrics demonstrating economic viability using a pre-tax cash flow. Please revise your technical report to include the after tax cash flows with appropriate line items, such as taxes and recalculate your financial metrics using the after tax cash flows to demonstrate your individual project’s or property’s economic viability. See Item 601(b)(96)(iii)(B)(19) of Regulation S-K.

RESPONSE: We have revised Exhibit 99.1 as requested. Please see pages 1-16–1-17, 12-2–12-4, 12-6–12-9, 12-11 and 12-12 of Exhibit 99.1 to Submission No. 3.

Permitting and Compliance, Page 13-1, page E-9

14.	Please discuss with more detail, your environmental studies, permits, agreements and closure plans as required by Item 601(b)(96)(iii)(B)(17) of Regulation S-K.

RESPONSE: We have revised Exhibit 99.1 as requested. Please see pages 1-17–1-18 and 13-1–13-2 of Exhibit 99.1 to Submission No. 3.

*     *     *     *     *

Securities and Exchange Commission

July 29, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Thomas Zentner of Vinson & Elkins L.L.P. at (713) 758-3671.

Very truly yours, ATLAS ENERGY SOLUTIONS INC.

By:	/s/ John Turner
Name:	John Turner
Title:	Chief Financial Officer

Enclosures

cc:	Thomas Zentner, Vinson & Elkins L.L.P.